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                             February 22, 2024

       Scott Strazik
       Chief Executive Officer
       GE Vernova LLC
       58 Charles Street
       Cambridge, MA 02141

                                                        Re: GE Vernova LLC
                                                            Registration
Statement on Form 10-12B
                                                            Filed February 15,
2024
                                                            File No. 001-41966

       Dear Scott Strazik:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12B

       Unaudited Pro Forma Condensed Combined Financial Statements Notes to the Unaudited Pro Forma Condensed Combined Financial
Statements, page 74

   1. Refer to the description of pro forma adjustment (a). Disclose whether you expect the net cash contribution from
GE to be in the range of $2.0 billion, as we note this is the difference between your
historical cash balance and the pro forma cash balance. Also, regarding the planned
sale of a portion of your Steam business to EDF, disclose whether or not this will be
treated as discontinued operations and whether you expect a material gain or loss from the
sale. To the extent this is not a strategic shift in your business operations, so state,
as we note this appears to be the sale of your nuclear steam turbine business that is
included in the category of Steam Power within your Power reportable segment.
 Scott Strazik
FirstName  LastNameScott Strazik
GE Vernova    LLC
Comapany22,
February    NameGE
              2024 Vernova LLC
February
Page  2 22, 2024 Page 2
FirstName LastName
Exhibits

2. We note references to various pension plans and to a $3.0 billion committed credit facility and $3.0 billion committed trade finance agreement into which you intend to enter. Please file these as exhibits to your registration statement, or provide your analysis as to why you believe these are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Christodoulos Kaoutzanis